PTC	781-370-5000 (p)
140 Kendrick Street	781-370-5735 (f)
Needham, Massachusetts 02494-2714
www.ptc.com

January 10, 2004

VIA EDGAR TRANSMISSION

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	Parametric Technology Corporation - Preliminary Proxy Materials

Dear Sir or Madam:

Parametric Technology Corporation hereby transmits for filing pursuant to Rule 14a-6(a) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the preliminary notice of annual meeting, proxy statement and form of proxy for use in connection with our annual meeting of stockholders scheduled to be held on March 10, 2005.

We are filing these preliminary proxy materials as we will be asking the stockholders to approve an amendment to our Articles of Organization authorizing a reverse stock split at a two-for-five ratio. Information on this matter is contained under Proposal 3 in the proxy statement. Also included as APPENDIX B to this filing is a copy of our 2000 Equity Incentive Plan (the “2000 EIP”). The stockholders will be asked to approve amendments to our 2000 EIP, including the authority for an exchange and cancellation of outstanding stock options and transferring 13,000,000 shares from our 1997 Nonstatutory Stock Option Plan (“1997 NSOP”) for issuance under our 2000 EIP. We currently intend to register these shares under the Securities Act of 1933 for issuance under our 2000 EIP as soon as practicable after the amendments to our 2000 EIP Plan are approved by our stockholders at our annual meeting.

If you have any questions or comments concerning these materials, please call me at (781) 370-6328.

Sincerely,

/s/ Aaron C. von Staats
Aaron C. von Staats
Senior Vice President, General Counsel & Clerk